[Chapman and Cutler LLP Letterhead]

June 23, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 31, 2022 (the “Registration Statement”). The Registration Statement relates to the Innovator Hedged Tesla ETF (the “Fund”), a series of the Trust. The Fund previously filed a comment response letter on March 29, 2022 in response to comments given by the staff of the Commission (the “Staff”), and filed an additional comment response letter on May 12, 2022 (the “Second Comment Response Letter”) in response to subsequent comments received from the Staff. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – VaR Test Analysis

The Staff requests a status report as to when the VaR analysis for the Fund will be available.

Response to Comment 1

The Fund submitted the VaR analysis to the Staff via supplemental correspondence on June 9, 2022.

Comment 2 – Second Comment Response Letter

The Staff notes that in response to comment 2(b) of the Second Comment Response Letter, the Fund provides:

“The Fund will continue to issue creation baskets after the trading halt and reserves the right, through the end of the trading day, and on subsequent days of the trading halt (if applicable), to require that creation baskets be effectuated in-kind only.”

In circumstances of a trading halt, to the extent the Fund or its investment adviser knew, or had reason to believe, that it was not possible for authorized participants (“APs”) to submit a purchase order (for example, because there were no market participants that currently owned, or were able to effect or receive a transfer of sufficient in-kind deposit securities, i.e., Tesla FLEX Options, to comprise a creation unit), please supplementally explain to the Staff why that would not be considered a suspension of the issuance of creation units. If Tesla, Tesla FLEX options, and the Fund were all halted, would there exist any alternative mechanism for market participants to acquire deposit securities in order to submit an in-kind creation order (e.g., in a private or off-exchange transaction)?

Additionally, the Fund states that it expects that the duration for halted trading in its shares and the FLEX Options will overlap that of Tesla shares. Please supplementally explain to the Staff the mechanics of the implementation of the trading halt, and the reasons that the Fund expects for the duration to overlap. For example, how quickly could a halt be identified and implemented? How automatic would the implementation of the halt be given the listing exchange’s ability and process to implement a trading halt? Would such trading halts be implemented simultaneously? Would trading resume simultaneously? Would this always be the case if at least one of the instruments was listed on a different exchange? Are there circumstances where the implementation of a trading halt or the resumption of trading could be asynchronous, and if so, how long of a delay or how significant of a mismatch could exist? What are the circumstances and what could be the impacts on the Fund?

Response to Comment 2

In the event of a trading halt on TSLA, the Fund intends to continue to issue both in-kind and cash creation units and will only suspend the issuance of creation units in the acceptable circumstances enumerated by the Staff.1 The Fund notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt. If there were creation units issued for cash during a trading halt, the Fund may be unable to apply the proceeds towards portfolio investments. In this regard, it is anticipated that additional cash investments in the Fund would, in turn, be held in cash or cash equivalents on a temporary basis, pending the remainder of the trading halt. This, in effect, would temporarily prevent the Fund from fully implementing its investment strategy. The Fund has added risk disclosure language in the prospectus to contemplate this potential occurrence, as reflected in Exhibit A.

1

As provided in the Fund’s statement of additional information these reasons include: “(i) the order is not in proper form; (ii) the purchaser or group of related purchasers, upon obtaining the Creation Units of Fund shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the required consideration is not delivered; (iv) the acceptance of the Fund Deposit would, in the opinion of the Fund, be unlawful; or (v) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes.”

The listing exchange, Cboe BZX (“CBOE”) continuously and automatically reviews for trading halts in all of the underlying securities for which options are listed. In conversations with CBOE, Innovator has been advised that with this process there is no meaningful delay between the time the underlying security halts on its primary listing exchange and when trading in FLEX Options referencing such underling security and the Fund will in turn halt. If an exchange halts a single security, it is communicated through the U.S. SIP. Similarly, if a regulatory trading halt is communicated through U.S. SIP, CBOE’s internal process is triggered and trading on CBOE options and the Fund would be implemented instantaneously. When trading on an underlying security resumes, pursuant to its standard policies, the trading resumes on the options that reference the previously halted security (and, subsequently the Fund) exactly five minutes after trading in the underlying is resumed. CBOE has also informed Innovator that, since this process is automatic, there should be no instances where the implementation of the trading halt or resumption of trading is asynchronous. As such, the Fund should not be disadvantageously impacted by any misalignment, as no such misalignment should exist.

Comment 3 – Second Comment Response Letter

The Staff notes that in the Second Comment Response Letter, the Fund indicates it will use the “S&P Kensho Electric Vehicle Index” (the “Reference Index”) as its designated reference portfolio for purposes of VaR testing under Rule 18f-4(c)(2). The Staff requests the Fund, in supplemental correspondence, explain why it has chosen the Reference Index including whether it reflects the market or asset classes in which the Fund invests.

Response to Comment 3

Rule 18f-4(c)(2) provides “the fund must comply with the relative VaR test unless the derivatives risk manager reasonably determines that a designated reference portfolio would not provide an appropriate reference portfolio for purposes of the relative VaR test, taking into account the fund’s investments, investment objectives, and strategy. A fund that does not apply the relative VaR test must comply with the absolute VaR test.” The “designated reference portfolio” for the Fund, which does not track the performance of an unlevered index, is a “designated index”. A “designated index” as defined in Rule 18f-4(a) is:

“an unleveraged index that is approved by the derivatives risk manager for purposes of the relative VaR test and that reflects the markets or asset classes in which the fund invests and is not administered by an organization that is an affiliated person of the fund, its investment adviser, or principal underwriter, or created at the request of the fund or its investment adviser, unless the index is widely recognized and used.”

As the Staff notes above, the Fund has elected to use the Reference Index for purposes of satisfying the relative VaR testing requirements of Rule 18f-4(c)(2). The Trust’s derivatives risk manager has taken into account the Fund’s investments, objectives and strategy, which in aggregate provides hedged investment exposure to the price performance of the common stock of Tesla, Inc. The Reference Index is designed to measure the performance of companies involved in the electric vehicle industry and the ecosystems supporting it. Tesla, Inc. designs, develops, manufactures, sells and leases electric vehicles and energy generation and storage systems, and offers services related to those products. Tesla, Inc. is the world’s largest electric vehicle manufacturer. Tesla, Inc. operates in the same industry as the Reference Index constituents, and therefore is subject to similar risk profiles and performance potential. The Trust’s derivatives risk manager has chosen the Reference Index as the designated index (and therefore the designated reference portfolio) because the Reference Index reflects the markets and asset classes in which the Fund invests.

Comment 4 – Second Comment Response Letter

The Staff notes the Fund’s response to Comment 3 in the Second Comment Response Letter, however, the Staff is still not persuaded that the proposed name change to “Innovator Hedged TSLA Strategy ETF” does not implicate Rule 35d-1 of the Investment Company Act of 1940, as amended (“1940 Act”). The Staff believes this proposed name still implicates Rule 35d-1 and does not resolve the Fund’s need to meet the 80% test pursuant to Rule 35d-1. The Staff believes this proposed name still suggests that the Fund focuses on a particular type of investment, here the issue of Tesla. The Fund should have an 80% policy pursuant to Rule 35d-1 that it will invest 80% of its net assets (plus borrowings for investment purposes) in Tesla stock or economic equivalent of Tesla stock. The Staff wouldn’t object if the Fund’s policy was to invest at least 80% of its total assets in Tesla stock or a synthetic instrument that is the economic equivalent of Tesla stock.

Response to Comment 4

The Fund reasserts its belief that its investments provide the equivalent economic exposure to Tesla, Inc. that satisfies Rule 35d-1 and that it is appropriate, and not misleading, for the Fund’s name to reference Tesla, Inc. or its trading ticker, “TSLA”. Section 35(d) of the 1940 Act codifies the belief that investors are likely to focus on a fund’s name to determine the fund’s investments and risks. Pursuant to the authority granted by the statute, the SEC adopted Rule 35d-1 to address and prevent instances where fund names are likely to mislead an investor about a fund’s investments. Rule 35d-1(a)(2) defines materially deceptive and misleading names suggesting investment in certain investments or industries. Rule 35d-1(a)(2)(i) then provides it is not materially deceptive or misleading to have a fund name that suggests investment in certain investments or industries if “[t]he [f]und has adopted a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund’s name.” “Assets” is then defined under Rule 35d-1(d) as “net assets, plus the amount of any borrowings for investment purposes.” The SEC has not provided definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.2 The Fund (and the SEC, as further detailed below) believes the notional value of option contracts provides an appropriate measure for economic exposure for investors.

2

The Staff has informally articulated a view that references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its assets” implicates Section 2(a)(41) of the 1940 Act, which defines “Value” and requires market value or fair value. Notably, there is no direct link between the Section 2(a)(41) definition of “Value” to the use of “value” in the release for Rule 35d-1, whereas in other rulemaking contexts such a direct link exists. As other registrants have suggested, the Fund respectfully asserts that the use of the term “value” in Rule 35d-1 in connection with its various references to a fund’s policy to invest “at least 80% of the value of its Assets” does not require funds to value applicable investments in accordance with how “value” is defined in Section 2(a)(41). See PIMCO ETF Trust Letter (dated November 17, 2014) (File Nos. 333-155395, 811-22250) (“PIMCO ETF Trust Letter”). Further, the SEC’s rule proposal to amend Rule 35d-1 further supports this position. In the text of the proposed rule, the language “80% of the value of its assets” still appears. If the use of “value” were to implicate the Section 2(a)(41) definition, there would either necessarily have been clarifying language in the definition of “Assets” or the proposed rule should have dropped the term “value” from the requirements. Neither occurs in the proposed rule, thus further suggesting that section 2(a)(41), the basis for the Staff’s informal position, is not implicated by the text of Rule 35d-1 as currently adopted and therefore notional value is permissible. See Investment Company Names, Investment Company Act Rel. No. IC-34593 (proposed May 25, 2022) (“Rule 35d-1 Amendment Proposal Release”).

Further, on May 25, 2022, the SEC proposed amendments to “enhance and modernize” Rule 35d-1 to “address changes in the fund industry compliance practices that we have adopted in the approximately 20 years since the rule was adopted.”3 Among the proposed amendments, the SEC proposed to “address the valuation of derivatives instruments” for purposes of complying with Rule 35d-1’s 80% policy requirement. Specifically, the proposed amendments state that “a fund must value each derivatives instrument using its notional amount”.4 In explaining the proposed amendment, the SEC stated “[w]e designed these proposed amendments to reflect the investment exposure derivatives investments create better and to increase comparability, as some funds currently value derivatives instruments using their notional amounts for purposes of determining their compliance with the 80% test while other funds use market values.”5 Despite the Staff’s assertion that its position is that mark to market is required currently for the purposes of valuing derivatives under Rule 35d-1, the SEC notes in its own rule proposal that the methodology for valuing derivatives is inconsistently applied and that some funds are using notional value.6

The SEC also notes in the rule proposal that “using a derivatives instrument’s market value for purposes of assessing names rule compliance could prevent a fund from using a name that effectively communicates its investments.”7 The SEC provides “[Rule 35d-1] is designed to ensure that a fund’s investment activity supports the investment focus its name communicates, and for funds that use derivatives instruments, the investment exposure of those derivatives instruments is generally better reflected by a derivatives instrument’s notional amount than by its market value.”8 The proposed amendments to Rule 35d-1suggest that the SEC recognizes true economic effect of fund’s derivatives holdings, the notional value, is the more appropriate measure for shareholder protection. While the current application of Rule 35d-1 to derivative instruments is unclear and inconsistently applied, the Fund believes that the adoption of the proposed amendments to Rule 35d-1 would, in effect, require the Fund to take into account the notional value of its derivatives investments and require the Fund to refer to “Tesla” or “TSLA” in the Fund’s name.9

3	See id.

4	Id. at 48.

5

Id. See also id. at n. 76 (“Capital Markets Comment Letter (stating that “[i]n practice, however, funds have been inconsistent in how derivative investments apply towards the 80% investment requirement: while some funds assert that a derivative’s notional value is more appropriate than its market value for purposes of complying with the 80% investment policy, many funds employ a derivative’s market value for the asset-based test”). See also PIMCO ETF Trust Letter.

6	Rule 35d-1 Amendment Proposing Release at 49.

7	Id. at 50.

8	Id. at 51.

9	See id. at 51, 203.

Comment 5 – Second Comment Response Letter

The Staff notes the Fund’s response to comment 6 of the Second Comment Response Letter and is still not persuaded with the Fund’s response. The Staff is concerned with the upside range the Fund wants to use here as it may be misleading under Rule 156. Does the Fund have any data to support numbers it is proposing for the range? What period does the data cover, all the way back to IPO? How could the Fund have known what the caps were in the past? How does average compare to the median? The Staff believes the Fund needs to provide disclosure that the cap could be considering lower than the stated range, including to zero depending on the market conditions of Tesla in the future. The Staff also notes that it reserves the right to continue to object to the inclusion of this information in the Fund’s prospectus, even if the Fund adds the requested additional disclosure.

Response to Comment 5

The Fund will provide the Staff with the data supporting the historical cap ranges in supplemental correspondence. The Fund reiterates its position that this contemplated disclosure is not misleading under Rule 156 and rather provides investors with additional information. However, in light of the Staff’s comment the Fund proposes to revise the questioned disclosure to the below:

The potential upside offered by the Fund by virtue of the Options Portfolio will generally be limited to a range of approximately [ ]% to [ ]% per quarter. There is no guarantee that the Fund, in the future will provide upside participation to the price exposure of TSLA within this range, and the limit on upside participation to the price exposure of TSLA could be significantly less than this range and, under certain market conditions, could be zero. The Fund’s limits to the upside performance of the TSLA are dependent upon prevailing market conditions at the time the Fund enters into the option contracts and could fluctuate from one period to the next.

Comment 6 – Investment Objective

The Staff notes the Fund’s revised investment objective should add that the downside protection offered by the Fund is limited, and, in the Staff’s view, should reference the term “Floor.” The Staff believes that, as currently presented, the investment objective provides the misleading impression that the Fund provides unlimited downside protection. Please review and revise.

Additionally, with respect to how the Fund describes downside protection throughout the prospectus, the current disclosure, in the Staff’s view, uses a lot of different terms and phrases to explain the downside protection offered by the Fund, and is therefore likely to confuse to a reasonable investor. The Staff requests the Fund revisit the language for how it explains the sought-after limited protection against declines in the value of Tesla, and clarify the disclosure and stick to as few terms/phrases as possible in doing so. As needed, define the terms used, for example, what does the Fund mean by significant decrease, what does it mean by sought-after protection?

Response to Comment 6

The Fund has revised the prospectus in accordance with the Staff’s comment, as reflected in Exhibit A, except that the Fund has not added the term "Floor" to the Fund's investment objective.  The revised investment objective properly and clearly communicates the fund's objective, which is, in part, to protect against significant declines in the value of TSLA and that such protection is not unlimited.  The term "Floor" is not necessary to communicate the objective.

Comment 7 – Principal Investment Strategies

The Staff requests the Fund move up and enhance the disclosure contemplating what an investor will experience (with respect to gains/loss depending on when an investor buys into or sells out of the Fund), given its material importance to a reasonable investor.

Response to Comment 7

The Fund has revised the prospectus in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure:

“The Floor is provided based on the Fund’s NAV and should be in effect throughout the duration of the Fund’s FLEX Options (as described below)”.

The Staff believes this should provide “will be” instead of “should be”. Please revise or advise as necessary and confirm there are no other instances in the rest of the prospectus.

Response to Comment 8

The Fund confirms this disclosure should provide “will be” and has revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 9 – General

Please explain supplementally to the Staff whether the Trust and Adviser’s respective code of ethics addresses investments in ETFs that provide exposure to a single corporate issuer (“single named ETFs”). If these investments are excluded from either of these close, please disclose supplementally to the Staff if the code of ethics will be amended to account for single named ETFs, including single named ETFs that are not advised by the Adviser or Sub-Adviser, if the registration statement of any single named ETFs become effective. If the code of ethics will not be amended, please explain supplementally to the Staff how excluding single named ETFs from reporting requirements is consistent with the Registrant’s obligations to implement procedures reasonable designed to prevent violations of federal securities laws.

Response to Comment 9

The Trust and Adviser’s respective code of ethics do not address investments in ETFs that provide exposure to a single corporate issuer. The Trust and Adviser each intend to revise their respective code of ethics to contemplate single named ETFs and such amended code of ethics will be included in a subsequent post-effective filing for the Fund.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
June 23, 2022

Prospectus

Innovator Hedged TSLA Strategy ETF

(Cboe BZX — TSLH)

___________, _________

Innovator Hedged TSLA Strategy ETF (the “Fund”) is a series of Innovator ETFs Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on Cboe BZX Exchange, Inc. (“Cboe BZX” or the “Exchange”).

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	3

Additional Information About the Fund’s Principal Investment Strategies	19

Fund Investments	20

Additional Risks of Investing in the Fund	21

Management of the Fund	30

How to Buy and Sell Shares	32

Dividends, Distributions and Taxes	33

Distributor	37

Net Asset Value	37

Fund Service Providers	39

Premium/Discount Information	39

Investments by Other Investment Companies	40

Financial Highlights	40

ii

Innovator Hedged TSLA Strategy ETF

Investment Objective

The Fund seeks to participate in the price return of the common stock of Tesla, Inc., subject to a limit on investment gains (prior to taking into account management fees and other fees) and seeks to provide a level of protection against significant declines in the price return of the common stock of Tesla, Inc. (prior to taking into account management fees and other fees).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%

(1)         “Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide risk-managed investment exposure to the common share price of Tesla, Inc. (NASDAQ: TSLA) (“TSLA”) through an active hedging strategy. The Fund seeks to achieve its investment objective by investing the Fund’s net assets (including borrowings for investment purposes) in options contracts that reference TSLA (the “Options Portfolio”) and in U.S. Treasury Bills (the “Treasury Portfolio”). The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”). As discussed in greater detail below, the Fund seeks to provide investment exposure to the price performance experienced by TSLA while seeking to limit significant losses against decreases in the price of TSLA (the “Floor”). There is no guarantee the Fund will be successful in implementing this strategy. The Fund does not invest directly in TSLA.

Hedged TSLA Investment Strategy

The Fund will seek to participate in the price return of TSLA, subject to a limit on investment gains (prior to taking into account management fees and other fees) and will seek to provide the Floor against TSLA losses, up to a limit (prior to taking into account management fees and other fees) through the Sub-Adviser’s investments in the Options Portfolio and Treasury Portfolio. There is no guarantee that the Sub-Adviser will be successful in its attempt to provide the Floor and protect against significant TSLA losses. The maximum gain potential and Floor that the Fund seeks to provide are prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund. These expenses will have the effect of reducing the maximum gain potential amount and the Floor experienced by shareholders. Shareholders in the Fund are not entitled to receive dividends, if any, that may be payable on TSLA. An investor’s possible return profile will also depend on the time at which such investor purchases Shares of the Fund. If an investor purchases shares of the Fund after the then-current Options Portfolio was initially executed, the return profile available to that investor will be impacted by changes in the price of TSLA, changes in the value of the U.S. Treasury Bills, and the corresponding movements in the Fund’s NAV (see “-Options Portfolio” and “-Treasury Portfolio” below).

The Sub-Adviser intends to pursue the Fund’s investment objective through the combination of investments in a Treasury Portfolio comprised of U.S. Treasury Bills and an Options Portfolio comprised of FLexible EXchange® Options (“FLEX Options”) that reference TSLA with approximately three-month expiration dates. An option contract gives the purchaser of the option, in exchange for the premium paid, the right to purchase (for a call option) or sell (for a put option) the underlying asset at a specified price (the “strike price”) on a specified date (the “expiration date”). The Options Portfolio will consist of a “call option spread” strategy via the purchase and sale of call FLEX Options that reference TSLA with rotating expiration dates of approximately three months. The Fund’s Treasury Portfolio will seek to provide the Floor against TSLA losses by preserving the Fund’s capital in the event the Options Portfolio expires worthless. The Floor is provided based on the Fund’s NAV and will be in effect throughout the duration of the Fund’s FLEX Options (as described below). The percentage of protection provided by the Floor is based on the Fund’s NAV on the day the Fund executes its FLEX Options contracts, and the Floor will fluctuate based on changes in the value of the underlying U.S. Treasury Bills, as described below.

The Sub-Adviser seeks to provide investment exposure to the price performance experienced by TSLA through the Options Portfolio while limiting losses against significant decreases in the price of TSLA through the Floor which is provided by the Fund’s Treasury Portfolio. The Sub-Adviser seeks to specifically select the strike price for each FLEX Option contract in the Options Portfolio such that if the FLEX Options were exercised on the expiration date (the final day of the option term set at approximately three months), the Fund’s portfolio would experience the price return of TSLA subject to a maximum gain on the price performance of TSLA over the duration of the options contract and would be protected from losses to the extent of the value of the Treasury Portfolio.

●

The Fund’s purchased call FLEX Options provide the Fund exposure to the price return of TSLA (gains and losses) starting at 80% of the then-current share price of TSLA. The Options Portfolio, through these purchased call FLEX Options, seeks to provide investment returns that match the performance of the share price of TSLA;

●

The Fund sells the call FLEX Options to help pay the premium of the purchased call FLEX Options that allow the Fund’s participation in TSLA’s price performance. The Fund’s sold FLEX Options effectively sell the Fund’s ability to participate in increases in the share price of TSLA beyond the strike price of the sold call FLEX Options over the duration of the Options Portfolio and sets a limit on TSLA price performance gains for the duration of the FLEX Options contracts. The strike price for the sold call FLEX Options is dependent upon prevailing market conditions at the times the Fund originally enters into the FLEX Options contracts; and

●

The Fund purchases multiple series of U.S. Treasury Bills with weighted average maturities of approximately three-months to provide the sought-after protection of the Floor. In the event that TSLA decreases in value by approximately more than 20% over the duration of the option contracts, the Fund’s purchased call FLEX Options and the sold call FLEX Options would expire worthless and the Fund’s value would be comprised of the Treasury Portfolio. The Treasury Portfolio is intended to provide the Floor and protect against significant decreases in the price of TSLA. There is no guarantee that the Treasury Portfolio will retain value to provide the level of portfolio protection sought by the Fund.  The value of the Treasury Portfolio may increase (providing a higher Floor and therefore more protection to shareholders) or decrease (providing a lower Floor and therefore less protection to shareholders).

While the Sub-Adviser will seek three-month rotating portfolio holdings in the Options Portfolio and the Treasury Portfolio, the duration of each may not be precisely three-months as a result of market conditions at the time of purchase. In addition, the percentage of the Treasury Portfolio and the Options Portfolio that is established at the time of purchase may be greater than or less than the sought-after 80% and 20% of the Fund’s net assets, respectively, due to market conditions at the time of executing the Fund’s Options Portfolio. While the Sub-Adviser will target a Treasury Portfolio with a value of 80% of the Fund’s net assets at the time of entering into the FLEX Options, the value of the Treasury Portfolio will also increase and decrease due to market conditions over the duration of the anticipated three-month holding period.

Options Portfolio

FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”). The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk. The Fund holds FLEX Options that reference TSLA, which gives the Fund the right to receive or deliver shares of TSLA on the expiration date of the option contract at the stated strike price, depending on whether the option contract is a put or call option and whether the Fund purchases or sells the option. The Fund’s FLEX Options are cash-settled. Cash-settled option contracts give the Fund the right to receive the cash value of TSLA’s share price (for purchased call options) or the obligation to deliver the cash value of TSLA’s share price (for sold call options). The FLEX Options held by the Fund are European style options, which are exercisable at the strike price only on the expiration date. The value of the FLEX Options does not increase or decrease at the same level of TSLA’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of TSLA.

The Fund’s NAV is dependent on the value of the FLEX Options, which is based principally upon the price of TSLA and the time remaining until the expiration date of the FLEX Options, and the value of the Treasury Portfolio. As the price of TSLA changes and time moves towards the expiration date of the Fund’s FLEX Options, the value of the FLEX Options, and therefore the Fund’s NAV, will change. The Sub-Adviser anticipates the Fund’s NAV will move in the same direction as the price movements of TSLA. However, there is no guarantee that the Fund’s NAV will move in the same direction as the price movements of TSLA and it is not expected for the Fund’s NAV to directly correlate on a day-to-day basis with the returns experienced by TSLA. A component of an option’s value is the number of days remaining until its expiration date. Therefore, while changes in the price of TSLA will result in changes to the Fund’s NAV, the Sub-Adviser generally anticipates that the rate of change in the Fund’s NAV will be less than that experienced by TSLA until the expiration date of the FLEX Options. The Options Portfolio is designed to provide upside participation in the price return of TSLA, subject to a maximum gain potential, at the time the FLEX Option contracts expire.

Through the implementation of the Options Portfolio, the Fund will, in effect, obtain exposure to the price return of TSLA through purchased call options and sell the Fund’s opportunity to benefit from increases in value of TSLA beyond the strike price of its sold call options. The potential upside offered by the Fund by virtue of the Options Portfolio will generally be limited to a range of approximately [ ]% to [ ]% per quarter. There is no guarantee that the Fund, in the future will provide upside participation to the price exposure of TSLA within this range, and the limit on upside participation to the price exposure of TSLA could be significantly less than this range and, under certain market conditions, could be zero. The Fund’s limits to the upside performance of the TSLA are dependent upon prevailing market conditions at the time the Fund enters into the option contracts and could fluctuate from one period to the next.

The degree to which a shareholder may benefit from the upside exposure to TSLA obtained through the Options Portfolio will depend on the time at which the investor purchases Shares of the Fund, the price movements of TSLA, and changes in the value of the Fund’s Treasury Portfolio, as described below. At any given time after Sub-Adviser resets the Options Portfolio there may be limited upside potential due to the subsequent price performance of TSLA (and therefore, the value of the FLEX Options). If the price of TSLA is near or has exceeded the strike prices of the Fund’s Options Portfolio, such investor may have little to no upside potential remaining until the expiration of the FLEX Options and would still remain vulnerable to significant downside risk before the sought-after protection from the Floor began.

Treasury Portfolio

Through the Options Portfolio, the Fund may experience losses experienced by TSLA. However, the Fund will seek to provide the Floor through the Fund’s Treasury Portfolio. The Fund seeks to implement an investment strategy that provides the Floor and protects against significant declines in the price of TSLA, such that losses will be limited to the amount of the Options Portfolio and declines, if any, in the performance of the Fund’s U.S. Treasury Bills over each successive period of approximately three months. The Fund intends to re-initiate new U.S. Treasury Bill positions at approximately 80% of the Fund’s portfolio at intervals of approximately three-months in parallel with the quarterly resetting of the Options Portfolio thereby re-establishing the Floor. As the value of the Fund’s FLEX Options fluctuate, the percentage of the overall Fund portfolio value represented by the Treasury Portfolio will also fluctuate. Additionally, as the value of the Fund’s U.S. Treasury Bill investments themselves fluctuate, the level of the sought-after Floor will fluctuate. There is no guarantee that the value of the Fund’s U.S. Treasury Bills will remain constant, and the value of the U.S. Treasury Bills could decrease. To the extent the Fund’s U.S. Treasury Bill positions lose value, the level of sought-after protection provided by the Floor will decrease, and an investor could experience significant losses on its investment, including the loss of its entire investment. Additionally, depending on when an investor buys shares of the Fund, the level of sought-after protection against price decreases of TSLA provided by the Floor may be less than 20%.

The Fund’s portfolio managers do not intend to maintain, throughout the approximately three-month duration of each Options Portfolio, a set allocation of the portfolio and therefore do not intend to add or subtract the net gains or losses derived from the Options Portfolio from the Treasury Portfolio. Additional funds utilized for investment into the Fund will be invested proportionally to the Fund’s Treasury Portfolio and Options Portfolio at the time of investment until the expiration date of Options Portfolio held by the Fund.

Tesla, Inc.

Tesla, Inc. designs, develops, manufactures, sells and leases high-performance fully electric vehicles and energy operation and storage systems, and offers services related to its sustainable energy products. Tesla, Inc. operates two segments: (i) automotive and (ii) energy generation and storage. The automotive segment includes the design, development, manufacturing, sales and leasing of electric vehicles as well as sales of automotive regulatory credits. The energy generation and storage segment includes the design, manufacture, installation, sales and leasing of solar energy generation and energy storage products and related services and sales of solar energy systems incentives. Tesla, Inc. is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the SEC by Tesla, Inc. pursuant to the Exchange Act can be located by reference to the SEC file number 001-34756 through the SEC’s website at www.sec.gov. In addition, information regarding Tesla, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Neither the Trust, Innovator, Milliman or its respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding Tesla, Inc. is accurate or complete.

This document relates only to the securities offered hereby and does not relate to TSLA or other securities of Tesla, Inc. The Fund has derived all disclosures contained in this document regarding Tesla, Inc. from publicly available documents. In connection with the offering of the Shares, neither the Fund, Innovator, Milliman or its respective affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to the accuracy or adequacy of such publicly available information of Tesla, Inc. Neither the Fund, Innovator, Milliman or its respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding Tesla, Inc, is accurate or complete. Furthermore, the Fund cannot give any assurance that all events occurring prior to the date of this Prospectus (including events that would affect the accuracy or completeness of the publicly available documents of Tesla, Inc.) that would affect the trading price of TSLA have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Tesla, Inc. could affect the value of the Shares. Neither the Fund, Innovator, Milliman or its respective affiliates makes any representation to investors or potential investors as to the performance of TSLA.

As a result of its investment strategies, the Fund will have economic exposure that is concentrated in the industry assigned to TSLA (i.e., hold 25% or more of its assets in investments that provide exposure to the industry assigned to TSLA). As of the date of this prospectus, TSLA is assigned to the automotive industry. The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved.

Hedged TSLA Strategy Risk. The Fund employs an active hedging strategy that seeks to provide risk-managed investment exposure to TSLA. In doing so, there is no guarantee that the Fund will be successful in its strategy to provide protection against TSLA losses through the implementation of the Floor. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment. In order to provide the upside exposure to the price return of TSLA, the Fund’s strategy is subject to maximum gains equal to the strike price of the Fund’s sold call options. In the event an investor purchases Shares after the date on which the Fund implements the call spread strategy and the TSLA share price has risen in value to a level near the strike price, there may be little or no ability for such investor to experience an investment gain in Fund Shares until the Fund’s Options Portfolio is rebalanced. An investor may also realize different returns than TSLA if such investor does not stay invested in the Fund for the entirety of the three-month period of the Fund’s options contracts. Finally, an investor may also receive less than the sought-after protection provided by the Floor if the Treasury Portfolio loses value.

Floor Risk. There can be no guarantee that the Fund will be successful in implementing its strategy to provide the Floor against significant losses in the share price of TSLA. The Floor is provided by virtue of the value of the Treasury Portfolio, so that if the Options Portfolio expires worthless the Fund’s value would be comprised of the Treasury Portfolio. To the extent the Treasury Portfolio declines in value, a shareholder would receive less portfolio protection. A shareholder may lose their entire investment. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund expects to utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value (“NAV”) and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in TSLA’s share price, changes in interest rates, changes in the actual and implied volatility of TSLA and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as TSLA’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of TSLA, although this is not guaranteed

Options Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political and economic events. There may at times be an imperfect correlation between the movement in values of the Fund’s option contracts and TSLA, and there may at times not be a liquid secondary market for certain option contracts.

Indirect Investment in TSLA Risk. Tesla, Inc. is not affiliated with the Trust, Innovator, Milliman or its respective affiliates and is not involved with this offering in any way, and has no obligation to consider your Shares in taking any corporate actions that might affect the value of Shares. Innovator has not made any due diligence inquiry with respect to the publicly available information of Tesla, Inc. in connection with this offering. Investors in the Shares will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

TSLA Trading Risk. The trading price of TSLA has been highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of TSLA has been and may continue to be traded by short sellers which may put pressure on the supply and demand for the common stock of Tesla, Inc., further influencing volatility in its market price. Public perception and other factors outside of the control of Tesla, Inc. may additionally impact TSLA’s stock price due to Tesla Inc. garnering a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against companies such as these. Moreover, stockholder litigation like this has been filed against Tesla, Inc. in the past. While Tesla, Inc. continues to defend such actions, any judgment against Tesla, Inc., or any future stockholder litigation could result in substantial costs and a diversion of the management of Tesla, Inc.’s attention and resources. In addition to the foregoing, if trading in TSLA is halted the Fund’s FLEX Options that reference TSLA will be similarly impacted. If TSLA trading is halted, trading in Shares of the Fund may be impacted, either temporarily of indefinitely.

Tesla, Inc. Performance Risk. Tesla, Inc. may fail to meet its publicly announced guidelines or other expectations about its business, which could cause the price of TSLA to decline. Tesla, Inc. provides guidance regarding its expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and the guidance Tesla, Inc. provides may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. The guidance is based on certain assumptions such as those relating to global and local economic conditions, anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs, and planned cost reductions. If Tesla, Inc.’s guidance is not accurate or varies from actual results due to its inability to meet the assumptions or the impact on its financial performance that could occur as a result of various risks and uncertainties, the market value of common stock issued by Tesla, Inc. could decline significantly.

Electric Vehicles Risk. The future growth and success of Tesla, Inc. are dependent upon consumers’ demand for electric vehicles, and specifically, its vehicles in an automotive industry that is generally competitive, cyclical and volatile. If the market for electric vehicles in general and Tesla, Inc. vehicles in particular does not develop as Tesla, Inc. expects, develops more slowly than it expects, or if demand for its vehicles decreases in its markets or its vehicles compete with each other, the business, prospects, financial condition and operating results of Tesla, Inc. may be harmed. Tesla, Inc. is still at an earlier stage of development and have limited resources and production relative to established competitors that offer internal combustion engine vehicles. In addition, electric vehicles still comprise a small percentage of overall vehicle sales. As a result, the market for Tesla, Inc. vehicles could be negatively affected by numerous factors, such as: (i) perceptions about electric vehicle features, quality, safety, performance and cost; (ii) perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities; (iii) competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles; (iv) volatility in the cost of oil and gasoline, such as wide fluctuations in crude oil prices; (v) government regulations and economic incentives; and (vi) concerns about the future viability of Tesla, Inc. Finally, the target demographics for Tesla, Inc. vehicles are highly competitive. Sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Tesla, Inc. to further volatility.

Automotive Companies Risk. The automotive industry can be highly cyclical, and companies in the industry may suffer periodic operating losses. Automotive companies can be significantly affected by labor relations, fluctuating component prices and supplier disruptions. Developments in automotive technologies (e.g., autonomous vehicle technologies) may require significant capital expenditures that may not generate profits for several years, if ever. Automotive companies may be significantly subject to government policies and regulations regarding imports and exports of automotive products. Governmental policies affecting the automotive industry, such as taxes, tariffs, duties, subsidies, and import and export restrictions on automotive products can influence industry profitability. In addition, such companies must comply with environmental laws and regulations, for which there may be severe consequences for non-compliance. While most of the major automotive manufacturers are large companies, certain others may be non-diversified in both product line and customer base and may be more vulnerable to certain events that may negatively impact the automotive industry.

Concentration Risk. The Fund will have economic exposure that is concentrated in the industry assigned to TSLA (i.e., hold 25% or more of its assets in investments that provide exposure to the industry assigned to TSLA). As of the date of this prospectus, TSLA is assigned to the automotive industry. The Fund’s performance is susceptible to adverse events impacting such industry, which may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand; competition for resources; adverse labor relations; political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in a particular industry or sector. As a result, the value of the Fund’s investments may rise and fall more than the value of shares of a fund that invests in securities of companies in a broader range of industries or sectors.

Rolling Risk. The Fund’s investment strategy is subject to risks related to rolling of the Fund’s option contracts. Because the frequency with which the Fund expects to roll option contracts may be greater than the impact would be if the Fund experienced less portfolio turnover. The price of option contracts further from expiration may be higher, which can impact Fund returns.

U.S. Treasury Security Risk. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasury Securities trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. Treasury securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury securities to decline. U.S. Treasury securities are subject to interest rate risk, but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. Treasury securities are guaranteed only as to the timely payment of interest and payment of principal when held to maturity.

Interest Rate Risk. Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer term debt securities. Duration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest, based on, among other factors, the weighted average timing of the debt security’s expected principal and interest payments. Prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations. As the value of a debt security changes over time, so will its duration.

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of TSLA. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of TSLA, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of its FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Option contracts in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options and/or listed option contracts.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund subject to the oversight of the Adviser, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of option contracts or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends, in part, on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform TSLA in market environments wherein the price of TSLA is increasing. The underperformance may be a result of management risk or the implementation of the Fund’s hedging strategy.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Liquidity Risk. In the event that trading in the underlying FLEX Option contracts is limited or absent, the value of the Fund’s option contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s Adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, the implementation of the Options Portfolio, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants (“APs”) to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Trading Halt Risk. Although shares of Tesla, Inc. are listed for trading on an exchange, there can be no assurance that an active trading market for such shares or FLEX Options that reference such shares will be available at all times and the exchange may halt trading of TSLA under certain circumstances. A halt in trading of TSLA may, in turn, result in a halt in the trading of the FLEX Options that reference TSLA and the Fund’s Shares. Trading in TSLA and/or the Fund’s Shares may be halted due to market conditions or for reasons that, in the view of the exchange, make trading in TSLA or the Fund’s Shares inadvisable. In addition, trading in TSLA and/or the Fund’s Shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to exchange “circuit breaker” rules. In the event of a trading halt for an extended period of time, the Fund may be unable to implement the Fund’s investment strategy. Further, if the Fund receives orders for the issuance of Creation Units during the pendency of a trading halt on TSLA, the Fund anticipates that it will use the proceeds for such orders in additional cash or cash equivalent investments, which would temporarily prevent the Fund from fully implementing its investment strategy.

Authorized Participant Concentration Risk. Only an AP may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem “Creation Units” (large blocks of a specified number of Shares), Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Premium/Discount Risk. The NAV of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. However, the Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market prices of Shares will generally fluctuate in accordance with change in NAV as well as the relative supply of and demand for Shares on the Exchange. The market price may be at, above (premium) or below (discount) the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV. The Fund cannot predict whether Shares will trade at a discount, at or at a premium to NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Adviser

Milliman Financial Risk Management LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•         Robert T. Cummings, Principal and Director of Global Trading at Milliman

•         Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in April 2022.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with APs that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker‑dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to seek to participate in the price return of the common stock of Tesla, Inc., subject to a limit on investment gains and to seek to provide protection against declines in the price return of the common stock of Tesla, Inc. through the operation of the Floor. The Fund’s investment objective may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval.

Additional Information Regarding Tesla, Inc.

Tesla, Inc. designs, develops, manufactures, sells and leases high-performance fully electric vehicles and energy generation and storage systems, and offers services related to its products. Tesla, Inc. generally sells its products directly to customers, including through its website and retail locations. Tesla, Inc. also continues to grow its customer-facing infrastructure through a global network of vehicle service centers, Mobile Service technicians, body shops, Supercharger stations and Destination Chargers to accelerate the widespread adoption of its products. Tesla, Inc. emphasizes performance, attractive styling and the safety of its users and workforce in the design and manufacture of its products and is continuing to develop full self-driving technology for improved safety. Tesla, Inc. also strives to lower the cost of ownership for its customers through continuous efforts to reduce manufacturing costs and by offering financial and other services tailored to its products. The mission of Tesla, Inc. to accelerate the world’s transition to sustainable energy, engineering expertise, vertically integrated business model and focus on user experience differentiates Tesla, Inc. from other companies.

Tesla, Inc. operates as two reportable segments: (i) automotive and (ii) energy generation and storage. The automotive segment includes the design, development, manufacturing, sales and leasing of electric vehicles as well as sales of automotive regulatory credits. Additionally, the automotive segment is also comprised of services and other, which includes non-warranty after-sales vehicle services, sales of used vehicles, retail merchandise, sales by acquired subsidiaries of Tesla, Inc. to third party customers and vehicle insurance revenue. The energy generation and storage segment includes the design, manufacture, installation, sales and leasing of solar energy generation and energy storage products and related services and sales of solar energy systems incentives.

Tesla, Inc. is registered under the Exchange Act. Information provided to or filed with the SEC by Tesla, Inc. pursuant to the Exchange Act can be located by reference to the SEC file number 001-34756 through the SEC’s website at www.sec.gov. In addition, information regarding Tesla, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Investor Suitability Considerations

The Fund is a unique investment product that may not be suitable for all investors. An investor should consider investing in the Fund if it, among other reasons, fully understands the risks inherent in an investment in the Fund’s Shares, desires to invest in a product with a return that depends upon the price performance of TSLA (subject to a maximum gain potential over a three-month period), seeks to hedge its exposure to the price returns of TSLA and receive protection against significant price decreases in TSLA over a three-month period through the operation of the Floor, and seeks the protection of a Floor on TSLA losses for an investment held for the entirety of the three-month period and understand that there is no guarantee the Fund will be successful in its attempt to provide the sought-after protection. An investor should not consider investing in the Fund if it, among other reasons, does not fully understand the risks inherent in an investment in the Fund’s Shares, desires to invest in a product with a return that depends on the performance of multiple assets, it seeks an investment that provides total protection against the decreases in the price of TSLA over a three-month period, and seeks an investment that provides total protection against TSLA losses for an investment held for the entirety of a three-month period.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of “over‑the‑counter” (“OTC”) options positions. Like traditional exchange‑traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX Options in which the Fund will invest are all European style options (options that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call FLEX Options. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the asset, in case of certain put options) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the asset, in case of certain put options) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the asset, in case of certain call options) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the asset, in case of certain call options) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by the Board.

U.S. Treasury Securities

U.S. Treasury securities are government debt instruments issued by the United States Department of the Treasury that are backed by the full faith and credit of the United States Government.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s statement of additional information (“SAI”), which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above.

Principal Risks

Hedged TSLA Strategy Risk. The Fund employs an active hedging strategy that seeks to provide risk-managed investment exposure to TSLA. In doing so, there is no guarantee that the Fund will be successful in its strategy to provide protection against TSLA losses through the implementation of the Floor. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment. In order to provide the upside exposure to the price return of TSLA, the Fund’s strategy is subject to maximum gains equal to the strike price of the Fund’s sold call options. In the event an investor purchases Shares after the date on which the Fund implements the call spread strategy and the TSLA share price has risen in value to a level near the strike price, there may be little or no ability for such investor to experience an investment gain in Fund Shares until the Fund’s Options Portfolio is rebalanced. An investor may also realize different returns than TSLA if such investor does not stay invested in the Fund for the entirety of the three-month period of the Fund’s options contracts. Finally, an investor may also receive less than the sought-after protection provided by the Floor if the Treasury Portfolio loses value.

Floor Risk. There can be no guarantee that the Fund will be successful in implementing its strategy to provide the Floor against significant losses in the share price of TSLA. The Floor is provided by virtue of the value of the Treasury Portfolio, so that if the Options Portfolio expires worthless the Fund’s value would be comprised of the Treasury Portfolio. To the extent the Treasury Portfolio declines in value, a shareholder would receive less portfolio protection. A shareholder may lose their entire investment. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund expects to utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The FLEX Options held by the Fund are exercisable at the strike price on their expiration date. The value of the FLEX Options does not increase or decrease at the same rate as TSLA’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of TSLA, although this is not guaranteed The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in TSLA’s share price, changes in interest rates, changes in the actual and implied volatility of TSLA and the remaining time to until the FLEX Options expire.

Options Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political and economic events. There may at times be an imperfect correlation between the movement in values of the Fund’s option contracts and TSLA, and there may at times not be a liquid secondary market for certain option contracts.

Investing in Shares is not Equivalent to Investing in TSLA. Investors in the Shares will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

Indirect Investment in TSLA Risk. Tesla, Inc. is not affiliated with the Trust, Innovator, Milliman or its respective affiliates and is not involved with this offering in any way, and has no obligation to consider your Shares in taking any corporate actions that might affect the value of Shares. Innovator has not made any due diligence inquiry with respect to the publicly available information of Tesla, Inc. in connection with this offering. Investors in the Shares will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

TSLA Trading Risk. The trading price of TSLA has been highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of TSLA has been and may continue to be traded by short sellers which may put pressure on the supply and demand for the common stock of Tesla, Inc., further influencing volatility in its market price. Public perception and other factors outside of the control of Tesla, Inc. may additionally impact TSLA’s stock price due to Tesla Inc. garnering a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against companies such as these. Moreover, stockholder litigation like this has been filed against Tesla, Inc. in the past. While Tesla, Inc. continues to defend such actions, any judgment against Tesla, Inc., or any future stockholder litigation could result in substantial costs and a diversion of the management of Tesla, Inc.’s attention and resources. In addition to the foregoing, if trading in TSLA is halted the Fund’s FLEX Options that reference TSLA will be similarly impacted. If TSLA trading is halted, trading in Shares of the Fund may be impacted, either temporarily of indefinitely.

Tesla, Inc. Performance Risk. Tesla, Inc. may fail to meet its publicly announced guidelines or other expectations about its business, which could cause the price of TSLA to decline. Tesla, Inc. provides guidance regarding its expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and the guidance Tesla, Inc. provides may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. The guidance is based on certain assumptions such as those relating to global and local economic conditions, anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs, and planned cost reductions. If Tesla, Inc.’s guidance is not accurate or varies from actual results due to its inability to meet the assumptions or the impact on its financial performance that could occur as a result of various risks and uncertainties, the market value of common stock issued by Tesla, Inc. could decline significantly.

Electric Vehicles Risk. The future growth and success of Tesla, Inc. are dependent upon consumers’ demand for electric vehicles, and specifically, its vehicles in an automotive industry that is generally competitive, cyclical and volatile. If the market for electric vehicles in general and Tesla, Inc. vehicles in particular does not develop as Tesla, Inc. expects, develops more slowly than it expects, or if demand for its vehicles decreases in its markets or its vehicles compete with each other, the business, prospects, financial condition and operating results of Tesla, Inc. may be harmed. Tesla, Inc. is still at an earlier stage of development and have limited resources and production relative to established competitors that offer internal combustion engine vehicles. In addition, electric vehicles still comprise a small percentage of overall vehicle sales. As a result, the market for Tesla, Inc. vehicles could be negatively affected by numerous factors, such as: (i) perceptions about electric vehicle features, quality, safety, performance and cost; (ii) perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities; (iii) competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles; (iv) volatility in the cost of oil and gasoline, such as wide fluctuations in crude oil prices; (v) government regulations and economic incentives; and (vi) concerns about the future viability of Tesla, Inc. Finally, the target demographics for Tesla, Inc. vehicles are highly competitive. Sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Tesla, Inc. to further volatility.

Automotive Companies Risk. The automotive industry can be highly cyclical, and companies in the industry may suffer periodic operating losses. Automotive companies can be significantly affected by labor relations, fluctuating component prices and supplier disruptions. Developments in automotive technologies (e.g., autonomous vehicle technologies) may require significant capital expenditures that may not generate profits for several years, if ever. Automotive companies may be significantly subject to government policies and regulations regarding imports and exports of automotive products. Governmental policies affecting the automotive industry, such as taxes, tariffs, duties, subsidies, and import and export restrictions on automotive products can influence industry profitability. In addition, such companies must comply with environmental laws and regulations, for which there may be severe consequences for non-compliance. While most of the major automotive manufacturers are large companies, certain others may be non-diversified in both product line and customer base and may be more vulnerable to certain events that may negatively impact the automotive industry.

Concentration Risk. The Fund will have economic exposure that is concentrated in the industry assigned to TSLA (i.e., hold 25% or more of its assets in investments that provide exposure to the industry assigned to TSLA). As of the date of this prospectus, TSLA is assigned to the automotive industry. The Fund’s performance is susceptible to adverse events impacting such industry, which may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand; competition for resources; adverse labor relations; political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in a particular industry or sector. As a result, the value of the Fund’s investments may rise and fall more than the value of shares of a fund that invests in securities of companies in a broader range of industries or sectors.

Rolling Risk. The Fund’s investment strategy is subject to risks related to rolling of the Fund’s option contracts. Because the frequency with which the Fund expects to roll option contracts may be greater than the impact would be if the Fund experienced less portfolio turnover. The price of option contracts further from expiration may be higher, which can impact Fund returns.

U.S. Treasury Security Risk. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasury Securities trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. Treasury securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury securities to decline. U.S. Treasury securities are subject to interest rate risk, but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. Treasury securities are guaranteed only as to the timely payment of interest and payment of principal when held to maturity.

Interest Rate Risk. Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer term debt securities. Duration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest, based on, among other factors, the weighted average timing of the debt security’s expected principal and interest payments. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Therefore, prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations. As the value of a debt security changes over time, so will its duration.

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared. In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of TSLA. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of TSLA, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of its FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Option contracts in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options and/or listed option contracts.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund subject to the oversight of the Adviser, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV. The outbreak of the respiratory disease designated as “COVID-19,” which was first detected in late 2019, resulted in significant disruptions to business operations, customer activity and service capabilities for companies throughout the world. The COVID-19 pandemic also greatly increased market volatility. Many countries continue to react to the COVID-19 pandemic through prevention measures and government intervention, including restrictions on travel and business operations. These measures, along with the general uncertainty caused by this pandemic, emerging variants, and the efficacy of vaccines, have resulted in a decline in consumer demand, disruptions to healthcare systems and the supply chain, ratings downgrades, defaults and has imposed significant costs on governmental and business entities. Certain markets have experienced temporary closures, extreme volatility, reduced liquidity, severe losses and increased trading costs, all of which could negatively impact the Fund. The future potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends, in part, on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform TSLA in market environments wherein the price of TSLA is increasing. The underperformance may be a result of management risk or the implementation of the Fund’s hedging strategy.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s option contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s Adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, the implementation of the Options Portfolio, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Trading Halt Risk. Although shares of Tesla, Inc. are listed for trading on an exchange, there can be no assurance that an active trading market for such shares or FLEX Options that reference such shares will be available at all times and the exchange may halt trading of TSLA under certain circumstances. A halt in trading of TSLA may, in turn, result in a halt in the trading of the FLEX Options that reference TSLA and the Fund’s Shares. Trading in TSLA and/or the Fund’s Shares may be halted due to market conditions or for reasons that, in the view of the exchange, make trading in TSLA or the Fund’s Shares inadvisable. In addition, trading in TSLA and/or the Fund’s Shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to exchange “circuit breaker” rules. In the event of a trading halt for an extended period of time, the Fund may be unable to implement the Fund’s investment strategy. Further, if the Fund receives orders for the issuance of Creation Units during the pendency of a trading halt on TSLA, the Fund anticipates that it will use the proceeds for such orders in additional cash or cash equivalent investments, which would temporarily prevent the Fund from fully implementing its investment strategy.

Authorized Participant Concentration Risk. Only an AP may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Premium/Discount Risk. The NAV of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. However, the Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market prices of Shares will generally fluctuate in accordance with change in NAV as well as the relative supply of and demand for Shares on the Exchange. The market price may be at, above (premium) or below (discount) the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV. The Fund cannot predict whether Shares will trade at a discount, at or at a premium to NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of creations and redemptions being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub‑Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Yin Bhuyan serve as the Fund’s portfolio managers.

●

Robert T. Cummings, Principal and Director of Global Trading at Milliman. Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

●

Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman. Ms. Bhuyan has more than 10 years of experience in capital markets. Prior to joining Milliman, Yin traded in the S&P options pit at CBOE. She has served both as a market maker and a portfolio manager. Her former experience is in risk management and volatility arbitrage. Yin’s current primary focus had been in managing Defined Outcome ETFs and Index tracking ETFs.

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.79% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b‑1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub‑advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Semi-Annual Report to shareholders for the fiscal period ended April 30, 2022.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to the Sub-Adviser or the Investment Sub-Advisory Agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to the Sub-Adviser or the Investment Sub-Advisory Agreement within 90 days of the change.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book‑entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•         Your Fund makes distributions,

•         You sell your Shares listed on the Exchange, and

•         You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. The Fund intends to treat any income that it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0%) for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to Shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

The FLEX Options included in the Fund’s portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market, but the positions will be subject to the straddle rules.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non‑U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

FLEX Options listed on an exchange (e.g., Cboe) will typically be valued at a model-based price provided by the exchange at the official close of that exchange’s trading day. However, when the Fund’s option has a same-day market trading price, this same-day market trading price will be used for FLEX Option values instead of the exchange’s model-based price. If the exchange on which the option is traded is unable to provide a model price, model-based FLEX Options prices will additionally be provided by a backup third-party pricing provider. In selecting the model prices, the Sub-Adviser may provide a review of the calculation of model prices provided by each vendor, and may note to such vendors of any data errors observed, or where an underlying component value of the model pricing package may be missing or incorrect, prior to publication by the vendor of the model pricing to the Fund Accounting Agent for purposes of that day’s NAV. If either pricing vendor is not available to provide a model price for that day, the value of a FLEX option will be determined by the Pricing Committee (as defined below) in accordance with the Valuation Procedures (as defined below). In instances where in the same trading day, a particular FLEX Option is represented in an all-cash basket (either a creation unit or redemption unit), as well as in an in-kind basket (either a creation unit or a redemption unit), for valuation purposes that trading day the Fund will default to use the trade price for both instances, rather than the model price otherwise available for the in-kind transaction.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the OTC market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. The SEC adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. The Fund is required to comply with the conditions of Rule 12d1-4, which allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.1

1

Information provided to or filed with the SEC by Tesla, Inc. pursuant to the Exchange Act, including the financial statements of Tesla, Inc. in its Form 10-K, can be located by reference to the SEC file number 001-34756 through the SEC’s website at www.sec.gov.

Innovator Hedged TSLA Strategy ETF

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi‑annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent SAI, annual or semi‑annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll‑free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on‑line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 109 North Hale Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333‑146827 811-22135